Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Brookfield

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$396	$355
Restricted cash	12	201	154
Trade receivables and other current assets	13	838	623
Financial instrument assets	3	95	40
Due from related parties	16	474	412
Assets held for sale	2	798	—
		2,802	1,584
Financial instrument assets	3	51	68
Equity-accounted investments	10	374	372
Property, plant and equipment, at fair value	6	34,248	36,097
Intangible assets		225	233
Goodwill		896	970
Deferred income tax assets	5	88	40
Other long-term assets		121	109
Total Assets		$38,805	$39,473
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$509	$450
Financial instrument liabilities	3	272	198
Due to related parties	16	1,052	694
Non-recourse borrowings	7	927	775
Provisions		25	292
Liabilities directly associated with assets held for sale	2	401	—
BEPC exchangeable and class B shares	9	6,642	7,430
		9,828	9,839
Financial instrument liabilities	3	423	498
Non-recourse borrowings	7	11,981	12,047
Deferred income tax liabilities	5	3,986	4,200
Provisions		619	633
Other long-term liabilities		524	531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,627	10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	258	258
The partnership	9	1,559	1,177
Total Equity		11,444	11,725
Total Liabilities and Equity		$38,805	$39,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Revenues	16	$817	$764	$1,656	$1,617
Other income		5	14	19	24
Direct operating costs		(249)	(264)	(587)	(543)
Management service costs	16	(47)	(36)	(102)	(65)
Interest expense	7	(220)	(189)	(440)	(357)
Share of earnings (loss) from equity-accounted investments	10	(1)	—	1	1
Foreign exchange and financial instruments gain (loss)	3	(18)	(41)	16	(6)
Depreciation	6	(275)	(254)	(565)	(513)
Other		(31)	24	(177)	15
Remeasurement of BEPC exchangeable and class B shares	9	694	—	788	—
Income tax recovery (expense)
Current	5	(18)	5	(31)	(14)
Deferred	5	2	(8)	19	(49)
		(16)	(3)	(12)	(63)
Net income		$659	$15	$597	$110
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$46	$2	$(10)	$31
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	2	2	5	6
The partnership		611	11	602	73
		$659	$15	$597	$110
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Net income		$659	$15	$597	$110
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	15	—	(257)	—
Actuarial gain (loss) on defined benefit plans		7	(3)	12	(5)
Deferred income taxes on above items		(4)	—	40	1
Equity-accounted investments	10	—	(1)	—	(1)
Total items that will not be reclassified to net income		18	(4)	(205)	(5)
Other comprehensive (loss) income that may be reclassified to net income:
Foreign currency translation		249	222	(385)	(1,261)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	(83)	(21)	12	(32)
Unrealized gain (loss) on foreign exchange swaps net investment hedge	3	5	—	26	21
Reclassification adjustments for amounts recognized in net income	3	—	(16)	(60)	(37)
Deferred income taxes on above items		11	7	1	11
Equity-accounted investments	10	—	(2)	—	(2)
Total items that may be reclassified subsequently to net income		182	190	(406)	(1,300)
Other comprehensive income (loss)		200	186	(611)	(1,305)
Comprehensive income (loss)		$859	$201	$(14)	$(1,195)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$84	$201	$(423)	$(604)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	16	2	—	(53)
The partnership		759	(2)	409	(538)
		$859	$201	$(14)	$(1,195)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at March 31, 2021	$(5,871)	$(1,567)	$8,268	$(16)	$814	$241	$9,683	$10,738
Net income	611	—	—	—	611	2	46	659
Other comprehensive income (loss)	—	173	5	(30)	148	14	38	200
Capital contributions	—	—	—	—	—	—	11	11
Dividends declared	—	—	—	—	—	—	(154)	(154)
Other	(13)	—	—	(1)	(14)	1	3	(10)
Change in period	598	173	5	(31)	745	17	(56)	706
Balance, as at June 30, 2021	$(5,273)	$(1,394)	$8,273	$(47)	$1,559	$258	$9,627	$11,444

Balance, as at March 31, 2020	$1,423	$(1,558)	$6,853	$8	$6,726	$213	$9,326	$16,265
Net income	11	—	—	—	11	2	2	15
Other comprehensive income (loss)	—	(4)	—	(9)	(13)	—	199	186
Capital contributions	50	—	—	—	50	—	4	54
Return of capital	—	—	—	—	—	—	(2)	(2)
Dividends declared	(133)	—	—	—	(133)	—	(145)	(278)
Other	5	2	—	(5)	2	—	(10)	(8)
Change in period	(67)	(2)	—	(14)	(83)	2	48	(33)
Balance, as at June 30, 2020	$1,356	$(1,560)	$6,853	$(6)	$6,643	$215	$9,374	$16,232
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income	602	—	—	—	602	5	(10)	597
Other comprehensive income (loss)	—	(44)	(131)	(18)	(193)	(5)	(413)	(611)
Capital contributions	—	—	—	—	—	—	38	38
Dividends declared	—	—	—	—	—	—	(290)	(290)
Other	(49)	—	23	(1)	(27)	—	12	(15)
Change in period	553	(44)	(108)	(19)	382	—	(663)	(281)
Balance, as at June 30, 2021	$(5,273)	$(1,394)	$8,273	$(47)	$1,559	$258	$9,627	$11,444

Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income	73	—	—	—	73	6	31	110
Other comprehensive income (loss)	—	(606)	—	(5)	(611)	(59)	(635)	(1,305)
Capital contributions	100	—	—	—	100	—	9	109
Return of capital	—	—	—	—	—	—	(2)	(2)
Dividends declared	(274)	—	—	—	(274)	—	(284)	(558)
Other	5	2	—	—	7	—	(3)	4
Change in period	(96)	(604)	—	(5)	(705)	(53)	(884)	(1,642)
Balance, as at June 30, 2020	$1,356	$(1,560)	$6,853	$(6)	$6,643	$215	$9,374	$16,232
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net income		$659	$15	$597	$110
Adjustments for the following non-cash items:
Depreciation	6	275	254	565	513
Unrealized financial instruments gain	3	20	40	3	5
Share of earnings from equity-accounted investments	10	1	—	(1)	(1)
Deferred income tax (recovery) expense	5	(2)	8	(19)	49
Other non-cash items		5	(3)	55	(13)
Remeasurement of BEPC exchangeable shares and class B shares	9	(694)	—	(788)	—
Dividends received from equity-accounted investments	10	1	—	1	2
Changes in payable to or due from related parties		37	19	61	44
Net change in working capital balances		(407)	30	(287)	21
		(105)	363	187	730
Financing activities
Proceeds from non-recourse borrowings	7	782	316	1,085	880
Repayment of non-recourse borrowings	7	(327)	(361)	(624)	(790)
Repayment of lease liabilities		(5)	(6)	(12)	(13)
Capital contributions from non-controlling interests	8	11	7	38	12
Capital contributions from the partnership	8	—	50	—	100
Distributions paid and return of capital:
To participating non-controlling interests	8	(154)	(147)	(290)	(286)
To the partnership	9	—	(136)	—	(236)
Related party borrowings, net	16	115	(29)	168	(58)
		422	(306)	365	(391)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity		(12)	—	(12)	(105)
Investment in property, plant and equipment	6	(166)	(74)	(405)	(107)
Proceeds from disposal of assets		—	11	—	11
Investment in financial assets and other	12	(34)	4	(72)	(26)
		(212)	(59)	(489)	(227)
Foreign exchange gain (loss) on cash		4	2	(6)	(10)
Cash and cash equivalents
Increase		109	—	57	102
Net change in cash classified within assets held for sale		(11)	—	(16)	—
Balance, beginning of period		298	406	355	304
Balance, end of period		$396	$406	$396	$406
Supplemental cash flow information:
Interest paid		$202	$173	$407	$305
Interest received		$2	$3	$7	$8
Income taxes paid		$16	$11	$23	$13
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The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements (“interim financial statements”) of the company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with our company’s December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of our company and authorized of issue on August 5, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

(d) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. ASSETS HELD FOR SALE
As at June 30, 2021, assets held for sale within the company's operating segments include wind facilities in the United States.
In April 2021, the company, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio") for proceeds of $365 million ($161 million net to the company). A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. The company holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2021
Assets
Cash and cash equivalents	$16
Restricted cash	8
Trade receivables and other current assets	13
Property, plant and equipment	759
Other long-term assets	2
Assets held for sale	$798
Liabilities
Current liabilities	$9
Long-term debt	361
Other long-term liabilities	31
Liabilities directly associated with assets held for sale	$401
3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents our company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$396	$—	$—	$396	$355
Restricted cash(1)	288	—	—	288	229
Financial instrument assets(1)
Energy derivative contracts	—	64	18	82	104
Interest rate swaps	—	23	—	23	—
Foreign exchange swaps	—	41	—	41	4
Property, plant and equipment	—	—	34,248	34,248	36,097
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(149)	(19)	(168)	(27)
Interest rate swaps	—	(175)	—	(175)	(244)
Foreign exchange swaps	—	(5)	—	(5)	(23)
Tax equity	—	—	(347)	(347)	(402)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(6,642)	—	—	(6,642)	(7,430)
Non-recourse borrowing(1)	(1,979)	(12,108)	—	(14,087)	(14,595)
Total	$(7,937)	$(12,309)	$33,900	$13,654	$14,068
(1)Includes both the current amount and long-term amounts
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(m) – Basis of presentation and significant accounting policies on the annual report, the BEPC class C shares meet certain qualifying criteria and are presented as equity. See Note 9 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares
There were no transfers between levels during the six months ended June 30, 2021.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	June 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$82	$168	$(86)	$77
Interest rate swaps	23	175	(152)	(244)
Foreign exchange swaps	41	5	36	(19)
Tax equity	—	347	(347)	(402)
Total	146	695	(549)	(588)
Less: current portion	95	272	(177)	(158)
Long-term portion	$51	$423	$(372)	$(430)
(a)   Tax equity
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in our company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(44)	$(6)	$(63)	$(1)
Interest rate swaps	8	(17)	33	(20)
Foreign exchange swaps	3	(16)	48	32
Tax equity	2	(12)	16	(11)
Foreign exchange gain (loss)	13	10	(18)	(6)
	$(18)	$(41)	$16	$(6)

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(71)	$(12)	$(23)	$28
Interest rate swaps	(3)	(9)	37	(60)
Foreign exchange swaps	(9)	—	(2)	—
	(83)	(21)	12	(32)
Foreign exchange swaps - net investment	5	—	26	21
	$(78)	$(21)	$38	$(11)
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(1)	$(17)	$(63)	$(41)
Interest rate swaps	1	1	3	4
	$—	$(16)	$(60)	$(37)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of our company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to our company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by our company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.
The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$243	$47	$49	$34	$—	$373	$(9)	$453	$817
Other income	10	—	1	—	—	11	—	(6)	5
Direct operating costs	(96)	(8)	(12)	(12)	—	(128)	4	(125)	(249)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	5	—	5
Adjusted EBITDA	157	39	38	22	—	256	—	322
Management service costs	—	—	—	—	(47)	(47)	—	—	(47)
Interest expense(1)	(31)	(10)	(13)	(5)	(4)	(63)	2	(107)	(168)
Current income taxes	(5)	(2)	—	—	—	(7)	—	(11)	(18)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(204)	(204)
Funds From Operations	121	27	25	17	(51)	139	—	—
Depreciation	(65)	(27)	(20)	(10)	—	(122)	3	(156)	(275)
Foreign exchange and financial instruments gain (loss)	(18)	(7)	2	(4)	2	(25)	1	6	(18)
Deferred income tax recovery (expense)	9	(1)	2	—	(2)	8	—	(6)	2
Other	(19)	(9)	(3)	—	—	(31)	—	—	(31)
Dividends on class A exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	694	694	—	—	694
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	156	156
Net income (loss) attributable to the partnership	$28	$(17)	$6	$3	$591	$611	$—	$—	$611
(1)Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $48 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$216	$18	$14	$—	$248	$(11)	$527	$764
Other income	9	—	—	—	9	—	5	14
Direct operating costs	(82)	(5)	(8)	—	(95)	5	(174)	(264)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	6	—	6
Adjusted EBITDA	143	13	6	—	162	—	358
Management service costs	—	—	—	(25)	(25)	—	(11)	(36)
Interest expense(1)	(28)	(3)	(1)	—	(32)	3	(160)	(189)
Current income taxes	2	(1)	(1)	—	—	—	5	5
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(3)	—	(3)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(192)	(192)
Funds From Operations	117	9	4	(25)	105	—	—
Depreciation	(55)	(11)	(4)	—	(70)	2	(186)	(254)
Foreign exchange and financial instruments gain (loss)	(6)	(2)	—	—	(8)	1	(34)	(41)
Deferred income tax recovery (expense)	(7)	1	—	—	(6)	—	(2)	(8)
Other	(12)	1	1	—	(10)	—	34	24
Share of earnings from equity-accounted investments	—	—	—	—	—	(3)	—	(3)
Net income attributable to non-controlling interests	—	—	—	—	—	—	188	188
Net income (loss) attributable to the partnership	$37	$(2)	$1	$(25)	$11	$—	$—	$11
(1)Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	478	113	86	65	—	742	(22)	936	1,656
Other income	17	4	3	—	—	24	—	(5)	19
Direct operating costs	(179)	(33)	(24)	(23)	—	(259)	9	(337)	(587)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	13	—	13
Adjusted EBITDA	316	84	65	42	—	507	—	594
Management service costs	—	—	—	—	(102)	(102)	—	—	(102)
Interest expense(1)	(67)	(20)	(27)	(10)	(4)	(128)	4	(212)	(336)
Current income taxes	(10)	(2)	—	—	—	(12)	—	(19)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	239	62	38	32	(106)	265	—	—
Depreciation	(125)	(61)	(42)	(20)	—	(248)	6	(323)	(565)
Foreign exchange and financial instruments gain (loss)	(15)	(18)	6	(3)	3	(27)	2	41	16
Deferred income tax recovery (expense)	13	2	1	1	4	21	—	(2)	19
Other	(23)	(10)	(9)	(2)	(49)	(93)	—	(84)	(177)
Dividends on class A exchangeable shares(1)	—	—	—	—	(104)	(104)	—	—	(104)
Remeasurement of exchangeable and class B shares	—	—	—	—	788	788	—	—	788
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(8)	—	(8)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	368	368
Net income (loss) attributable to the partnership	89	(25)	(6)	8	536	602	—	—	602
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $5 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $440 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	509	29	26	—	564	(23)	1,076	1,617
Other income	13	—	—	—	13	—	11	24
Direct operating costs	(175)	(11)	(15)	—	(201)	10	(352)	(543)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	13	—	13
Adjusted EBITDA	347	18	11	—	376	—	735
Management service costs	—	—	—	(44)	(44)	—	(21)	(65)
Interest expense(1)	(63)	(6)	(3)	—	(72)	5	(290)	(357)
Current income taxes	(5)	(1)	(1)	—	(7)	—	(7)	(14)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(5)	—	(5)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(417)	(417)
Funds From Operations	279	11	7	(44)	253	—	—
Depreciation	(115)	(21)	(9)	—	(145)	5	(373)	(513)
Foreign exchange and financial instruments gain (loss)	9	(2)	(1)	1	7	2	(15)	(6)
Deferred income tax recovery (expense)	(26)	2	—	—	(24)	—	(25)	(49)
Other	(19)	1	—	—	(18)	—	33	15
Share of loss from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	380	380
Net income (loss) attributable to the partnership	128	(9)	(3)	(43)	73	—	—	73
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $37 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
As at June 30, 2021
Cash and cash equivalents	$51	$30	$34	$14	$—	$129	$(3)	$270	396
Property, plant and equipment	11,377	1,537	1,699	1,140	—	15,753	(523)	19,018	34,248
Total assets	12,628	2,111	1,850	1,190	12	17,791	(170)	21,184	38,805
Total borrowings	2,769	866	1,305	507	—	5,447	(162)	7,623	12,908
Other liabilities	3,142	575	220	85	6,762	10,784	(8)	3,677	14,453
For the six months ended June 30, 2021:
Additions to property, plant and equipment	92	25	41	4	—	162	(5)	300	457
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	355
Property, plant and equipment	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the six months ended June 30, 2020:
Additions to property, plant and equipment(1)	233	—	8	6	—	247	(5)	178	420
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric	$463	$433	$941	$1,002
Wind	144	141	346	279
Solar	144	124	252	216
Energy transition	66	66	117	120
Total	$817	$764	$1,656	$1,617
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2021	December 31, 2020
North America	$19,849	$21,242
Colombia	7,529	8,150
Brazil	2,957	2,711
Europe	4,287	4,366
	$34,622	$36,469
5. INCOME TAXES
The company's effective income tax rate was 2.0% for the six months ended June 30, 2021 (2020: 36.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$22,846	$6,316	$6,786	$149	$36,097
Additions	172	89	182	14	457
Transfer to assets held for sale	—	(759)	—	—	(759)
Items recognized through OCI
Change in fair value	—	(257)	—	—	(257)
Foreign currency translation	(633)	(26)	(70)	4	(725)
Items recognized through net income
Depreciation	(219)	(183)	(157)	(6)	(565)
As at June 30, 2021(3)	$22,166	$5,180	$6,741	$161	$34,248
(1)Includes cogeneration and biomass.
(2)Includes assets under construction of $238 million (2020: $183 million) in our hydroelectric segment, $182 million (2020: $96 million) in our wind segment, $348 million (2020: $172 million) in our solar segment, $6 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $55 million (2020: $55 million) in our hydroelectric segment, $133 million (2020: $159 million) in our wind segment, $162 million (2020: $149 million) in our solar segment, and $2 million (2020: $2 million) in other.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at June 30, 2021, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	5.0	8	$5,637	$6,083	4.9	8	$5,412	$6,108
Wind	3.6	9	2,638	2,864	3.8	10	3,041	3,428
Solar	3.5	12	3,715	4,131	3.4	12	3,480	4,038
Energy transition	3.7	12	943	1,009	3.8	12	926	1,021
Total	4.2	9	$12,933	$14,087	4.1	10	$12,859	$14,595
Add: Unamortized premiums(1)			55				56
Less: Unamortized financing fees(1)			(80)				(93)
Less: Current portion			(927)				(775)
			$11,981				$12,047
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In the first quarter of 2021, the company completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the second quarter of 2021, the company completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, the company completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, the company completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, the company completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, the company completed a refinancing of C$200 million ($162 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2021	December 31, 2020
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,627	$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	258	258
	$9,885	$10,548

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$2,650	$14	$97	$961	$508	$10,290
Net income (loss)	2	(15)	(27)	(2)	83	—	11	(57)	(5)	(10)
Other comprehensive income (loss)	(79)	(1)	(106)	6	(230)	(1)	—	(5)	3	(413)
Capital contributions	—	—	—	38	—	—	—	—	—	38
Dividends declared	(4)	(5)	(98)	(11)	(120)	(1)	(4)	(41)	(6)	(290)
Other	—	—	(5)	—	—	—	—	(5)	22	12
As at June 30, 2021	$921	$1,881	$2,846	$105	$2,383	$12	$104	$853	$522	$9,627
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	21% - 30%

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable and BEPC class B shares are classified as liabilities due to their exchangeable and cash redemption features. The BEPC class B shares and the BEPC exchangeable shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable and BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at June 30, 2021, BEPC exchangeable and BEPC class B shares were remeasured to reflect the NYSE closing price of one BEP unit, $38.57 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three and six months ended June 30, 2021, BEPC exchangeable shareholders exchanged 6,033 and 9,642 BEPC exchangeable shares, respectively for an equivalent number of partnership units amounting to $1 million reduction in the financial liability. The company paid dividends of $52 million and $104 million on its BEPC exchangeable shares outstanding during the three and six months ended June 30, 2021, respectively. Dividends paid on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and BEPC class B shares along with our corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance as at December 31, 2020	172,180,417	165	$7,430
Share issuance(1)	38,996	—	1
Share exchanges	(9,642)	—	(1)
Remeasurement of liability	—	—	(788)
Balance as at June 30, 2021	172,209,771	165	$6,642
(1) Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at June 30, 2021.
In December 2020, the company entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The normal course issuer bid will expire on December 15, 2021, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2021.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the six months ended June 30, 2021:

(MILLIONS)	June 30, 2021
Opening balance	$372
Share of net earnings	1
Dividends received	(1)
Foreign exchange translation and other	2
Ending balance	$374

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Cash	$391	$347
Short-term deposits	5	8
	$396	$355
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operations	$149	$123
Credit obligations	76	72
Development projects	63	34
Total	288	229
Less: non-current	(87)	(75)
Current	$201	$154
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Trade receivables	$485	$471
Prepaids and other	66	45
Inventory	22	22
Income tax receivables	8	5
Other short-term receivables and collateral assets	257	80
	$838	$623
The company primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operating accrued liabilities	$235	$203
Accounts payable	137	114
Interest payable on borrowings	66	65
BEPC exchangeable shares distributions payable(1)	16	11
Current portion of lease liabilities	26	30
Other	29	27
	$509	$450
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
The company, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($11 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the first quarter of 2022 subject to customary closing conditions, with the company expected to hold a 25% interest.
The company, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with the company expected to hold a 21.6% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
Our company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on our company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place subsequent to quarter end and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at June 30, 2021 were $685 million (2020: $687 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) a subsidiary of the company fully and unconditionally guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Energy Marketing Internalization
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. The agreement provides for the transfer for the partnership's Power Agency Agreements and related party power purchase agreements relating to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America ("GLHA"), which are further described below. Certain third-party power purchase agreements were also transferred to the company as part of the Energy Marketing Internalization of the partnership’s North American energy marketing business.
The agreement became effective on April 1, 2021.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing the partnership as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, the partnership scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by the partnership to the company.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, the partnership purchased all energy from several power facilities in Maine and New Hampshire held by GLHA at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.
Upon closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the company.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$35	$99	$108	$225
Direct operating costs
Energy purchases(1)	$(9)	$(2)	$(13)	$(5)
Energy marketing & other services	(5)	2	(6)	(4)
Insurance services(2)	—	(5)	—	(10)
	$(14)	$(5)	$(19)	$(19)
Interest expense
Borrowings	$(12)	$—	$(12)	$(1)
Management service costs	$(47)	$(36)	$(102)	$(65)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three and six months ended June 30, 2021, the company recognized nil and $62 million gains, respectively (2020:nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2020 were nil.

Brookfield Renewable Corporation	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Sachin Shah
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN